ORDER NO. 77685



IN THE MATTER OF THE PROPOSED   *                     BEFORE THE
MERGER OF THE POTOMAC                          PUBLIC SERVICE COMMISSION
ELECTRIC POWER COMPANY AND      *                     OF MARYLAND
DELMARVA POWER AND LIGHT
COMPANY.                        *                    _____________

                                *                    CASE NO. 8890
_____________________________                        _____________


















                                    Before:  Catherine I. Riley, Chairman
                                             Claude M. Ligon, Commissioner
                                             J. Joseph Curran, III, Commissioner
                                             Gail C. McDonald, Commissioner
                                             Ronald A. Guns, Commissioner


Filed:  April 10, 2002

                                TABLE OF CONTENTS


                                                                            Page

APPEARANCES..................................................................iii

I.    INTRODUCTION...........................................................  1

      A.   Standard of Review................................................  3

      B.   Contested Settlements.............................................  4

II.   SUMMARY OF SETTLEMENT..................................................  5

      A.   Distribution Rates................................................. 5

      B.   Standard Offer Service............................................  7

      C.   Merger Costs......................................................  8

      D.   Capital Structure.................................................  9

      E.   Service Quality...................................................  9

           1.  Working Group.................................................  9

           2.  Eastern Shore.................................................  9

      F.   Decisions of Other Jurisdictions.................................. 10

      G.   Regulatory Assets................................................. 10

      H.   Reports........................................................... 10

      I.   Energy Efficiency Programs........................................ 11

      J.   Delmarva-Specific Programs........................................ 11

      K.   Interests of Competition ......................................... 11

      L.   New Service Fee................................................... 13

III.  POSITIONS OF THE PARTIES .............................................. 13

      A.   Proponents of the Settlement...................................... 13

      B.   Opponents of the Settlement....................................... 16


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


IV.   DISCUSSION ............................................................ 18

      A.   Distribution Rates/Class Rates of Return.......................... 19

      B.   Service Quality/Reliability....................................... 21

      C.   Cost Allocation Between Service Company and Affiliates............ 23

      D.   Capital Structure................................................. 23

      E.   Merger Costs...................................................... 24

      F.   Energy Efficiency Programs........................................ 25

      G.   Rate Extension Period............................................. 26

      H.   Transmission Costs................................................ 28

      I.   Reports........................................................... 29

IV.   CONCLUSION............................................................. 30

ORDERED PARAGRAPHS .......................................................... 30

                                   APPEARANCES

     Kirk J. Emge, Paul H. Harrington and Francis X. Wright, for Potomac Electric Power Company.

     Randall V. Griffin and Peter F. Clark, for Delmarva Power & Light Company, d/b/a Conectiv.

     M. Brent Hare and Ransom E. (Ted) Davis, for the Maryland Energy Administration, Power Plant Research Program and the Maryland Department of Natural Resources.

     Frann G. Francis and V. Lesa Norblitt, for the Apartment and Office Building Association of Metropolitan Washington.

     Robert C. Smith, for the U.S. General Services Administration.

     Brian Lederer, for the International Brotherhood of Electrical Workers, Local 1900.

     Joseph J. Zimmerman, for the Washington Metropolitan Area Transit
     Authority.

     Chantel R. Ornstein, for AES NewEnergy, Inc. and Mirant, Mid-Atlantic, LLC.

     Susan Silber, for the City of Takoma Park.

     John F. Conwell, for Cable Telecommunications Association of Maryland, Delaware and Washington, D.C.

     Louis R. Monacell, for the Maryland Energy Users Group.

     Paul S. Buckley, for Washington Gas Light Company

     Thomas W. Kinnane and Jennifer Shuck Baldwin, for the Mid-Atlantic Power Supply Association.

     Edward G. Banks, Jr., for Choptank Electric Cooperative, Inc. and the Mayor and Town of Berlin.

     Edward H. Hammond, Jr. and Thomas W. Kinnane, for the Commissioners of Worcester County.

     Sandra M. Guthorn and Richard T. Miller, for the Maryland Office of People's Counsel.

     M. Catherine Dowling, James W. Boone and Annette Garofalo, for the Staff of the Maryland Public Service Commission.


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


                                 ORDER NO. 77685



IN THE MATTER OF THE PROPOSED   *                     BEFORE THE
MERGER OF THE POTOMAC                          PUBLIC SERVICE COMMISSION
ELECTRIC POWER COMPANY AND      *                     OF MARYLAND
DELMARVA POWER AND LIGHT
COMPANY.                        *                    _____________

                                *                    CASE NO. 8890
_____________________________                        _____________



     I.   INTRODUCTION

     Before the Public Service Commission of Maryland ("Commission") is the matter of the proposed merger between the Potomac Electric Power Company ("Pepco") and Delmarva Power & Light Company ("Delmarva") d/b/a Conectiv. Together, Pepco and Delmarva (or "Conectiv") are Joint Applicants in this process. At the outset of these proceedings, the Commission declared that:

         The Commission has determined that based upon the filings . . . the proposed merger between Pepco and Conectiv may have a material impact upon the franchise of Pepco and Conectiv in Maryland. Therefore, the Commission does have jurisdiction over the proposed merger to the extent it affects Pepco or Conectiv pursuant to PUC law, particularly
         Section 5-202.

Tr. at 7./1

         In their Joint Application, Pepco and Delmarva urge that the merger will have "no material adverse effect" on the franchise of either Applicant./2 According to the Applicants, each will continue to provide electric service, within their respective

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1 Public Utility Companies ("PUC") Article, Section 5-202, MD. CODE ANN.,
provides that: Without prior authorization of the Commission, a public service company may not:
     (1)  assign, lease, or transfer a franchise or right under a franchise;
     (2) enter into any agreement or contract that materially affects a franchise or right under a franchise, or;
     (3) abandon or discontinue the exercise of a franchise or a right as a whole or in part.
2 Joint Application of Potomac Electric Power Company and Delmarva Power & Light Company Regarding Proposed Merger, dated May 11, 2001 (Joint Application) at 1.

franchise areas, to customers in Maryland with minimal changes or effect on those customers. Under the terms of the merger agreement, if approved, Pepco will effectively acquire Conectiv, Delmarva's parent holding company for an amount certain in cash and stock. Following completion of the merger, Pepco and Delmarva will both be wholly-owned subsidiaries of a new registered holding company named New RC. Each Applicant intends to continue to remain headquartered as previous to the merger; i.e., Pepco will continue to be headquartered in Washington, D.C., while Delmarva will continue to be headquartered in Wilmington, Delaware. Each intends, at least in the short term, to continue to exist and operate as separate entities. Together, the merged utilities (holding company) expect to serve approximately 1.8 million customers in Delaware, the District of Columbia, Maryland, New Jersey and Virginia./3 In support of the Joint Application, the Applicants submitted the prepared testimony and supporting exhibits of John M. Derrick, Chairman and Chief Executive Officer of Pepco; Thomas S. Shaw, the President and Chief Operating Officer of Conectiv; Joe D. Pace, an economist and director of the consulting firm LECG, LLC; and Derek W. HasBrouck of PA Consulting Group.

     A number of parties intervened and participated in this matter, including: the Mid-Atlantic Power Supply Association ("MAPSA"); the Maryland Energy Administration and Power Plant Research Program ("MEA/PPRP"); the Maryland Department of Natural Resources ("DNR"); Choptank Electric Cooperative, Inc. ("Choptank"); the Apartment and Office Building Association of Metropolitan Washington ("AOBA"); the Washington Area Transit Authority ("WMATA"); the General Service Administration ("GSA"); Washington Gas Light Company ("WGL"); Maryland Energy Users Group

------------------
3 Joint Application at 3.

     ("MEUG"); AES NewEnergy, Inc. ("AES"); Mirant Mid-Atlantic, LLC ("Mirant"); the City of Takoma Park ("Takoma Park"); the Mayor and Council of Berlin ("Berlin"); the International Brotherhood of Electrical Workers, Local 1900 ("IBEW-1900"); and the Commissioners of Worcester County ("Worcester"). The Office of People's Counsel ("OPC") and the Public Service Commission Staff ("Staff") also entered their appearances and participated fully in this matter. Extensive written testimony was filed by witnesses for the intervenors, OPC and Staff, followed by evidentiary hearings before the Commission on October 15, 16 and 17, 2001./4

     On October 17, 2001, the parties requested a delay in the proceedings in order to explore possible settlement opportunities. A non-unanimous Agreement and Stipulation of Settlement was filed with the Commission on November 30, 2001. Testimony in support of the Settlement and testimony in opposition to the Settlement was filed between December 20, 2001 and January 8, 2002.

     An evidentiary hearing on the Settlement occurred on January 15, 2002. Initial and Reply Briefs, in support of and in opposition to the proposed merger Settlement, were filed between February 7, 2002 and February 14, 2002.

          A.   Standard of Review

     PUC ss. 5-202 provides Commission jurisdiction in this matter based on the fact that the merger may have a material affect on the franchise of one or both of the utilities involved. In order to approve a merger, the Commission must find that the proposed transaction meets the requirement of Section 5-104, which authorizes the Commission to

------------------
4 In response, the Applicants filed Rebuttal Testimony of Andrew W. Williams, Senior Vice President and Chief Financial Officer of Pepco and J. Mack Wathen, Director of Planning, Finance and Regulation for Delmarva.

grant a merger request provided that the proposed merger is consistent with the public convenience and necessity. Section 3-112 states that such review must be based on clear and satisfactory evidence.

          B.   Contested Settlements

     When considering a settlement, whether contested or otherwise, the Commission must determine that the settlement is in the public interest and that it is supported by substantial evidence./5 In addition, the Commission may also consider economic evidence and other factors, such as the desirability of avoiding costly and time consuming litigation, whether the Settling Parties represent interests that are normally adverse to each other, and the reasonableness of the effects of the particular settlement upon particular customer classes./6 Further, the Commission may also consider the likelihood that the results of the settlement reached by the parties would have approximated the outcome had the case been fully litigated./7

     In this instance, the Commission finds that the Settlement is not only supported by substantial evidence of record, but is supported by Settling Parties representing diverse interests, including those of the utilities (by the Joint Applicants), residential consumers (by OPC), commercial consumers (by
MEUG), competitive suppliers (by AES and MAPSA), and by the public-at-large (by Staff). While this matter had been nearly fully litigated, the Settling Parties no doubt believe that the benefits of the Settlement surpass those that could have been obtained solely through litigation.

------------------
5 See Re Potomac Electric Power Company, 80 Md. PSC 61, 64 (1989).
6 Id.
7 Re Potomac Edison Company, 85 Md. the Commission 181, 182 (1994).

     The Commission concludes that the Joint Applicants and the proponents of the Settlement have met their burden of proof pursuant to ss. 3-112(a) by showing by clear and satisfactory evidence that the material effect of the merger will not be adverse upon the franchise of either Pepco or Delmarva as required under ss. 5-202, and that the merger is in the public convenience and necessity and in the public interest. Further, the benefits that the Commission finds will flow from the Settlement add additional support for the Commission's determination that the proposed merger is in the public interest.

     II.  SUMMARY OF SETTLEMENT

     The Settling Parties in this case include: Pepco; Delmarva, Staff, OPC, MEA; DNR/PPRP; IBEW-1900; MEUG; AES; and Worcester. The Settlement is opposed by AOBA, GSA, and WMATA. The Settling parties agree that if the terms and conditions outlined in Settlement are adopted, the proposed merger between Pepco and Delmarva will not have "a material adverse effect" on either Applicant's franchise and is consistent with the public convenience and necessity; and the Commission should approve merger subject to these terms and conditions./8 The following are the highlights, or a summary, of the Settlement terms and conditions.

          A.   Distribution Rates

     The Settlement provides that on or about December 1, 2003, both Delmarva and Pepco shall file class cost of service and revenue requirements studies and other information sufficient to reset distribution rates effective July 1, 2004 under base rate procedures set forth in the Public Utility Companies Article and under the Code of Maryland Regulations (COMAR).

------------------
8 See Applicants' Brief in Support of Proposed Settlement at 3.

     If the Commission finds that either an increase or no change to the Applicants' respective distribution rates would be warranted, the distribution rate(s) shall be capped at the level(s) in effect as of June 30, 2004 for the period July 1, 2004 through December 31, 2006 ("rate extension period"). In that event, no increase or decrease in distribution rate(s) will be made for any customer class, except that distribution rates for Delmarva's non-residential customers shall be reduced as of July 1, 2003 to reflect (a) the cessation of collection of competitive transition cost ("CTC") charges and (b) the elimination of nuclear decommissioning costs. As so reduced, the distribution rates for Delmarva's non-residential customers shall be frozen from July 1, 2003 through June 30, 2004, unless the Commission determines that an increase in Delmarva's distribution rates would be warranted effective July 1, 2004 in which case the reduction for Delmarva's non-residential customers related to nuclear decommissioning-equivalent dollars shall terminate.

     On the other hand, if the Commission finds that a distribution rate decrease is warranted for Pepco and/or Delmarva, the distribution rates(s) shall be reduced effective July 1, 2004 and capped at that level for the duration of the rate extension period. The rate reduction(s) shall apply equally to all customer classes.

     During the rate extension period, the Applicants may file for distribution rate increase(s) in the event of financial duress of the utility company caused by significant extraordinary costs incurred or significant revenues lost for reasons beyond the Applicant utility company's control, such as significant increases in federal or state taxes due to changes in law or regulation, significant increases in federal or state tax liabilities, or other significant changes in law or regulation, or a natural disaster. The Settling Parties reserve all rights to protest or take any position on such a filing.

     Apart from the exceptions relating to financial distress and to Delmarva's non-residential customers, an Applicant may not file for an increase in distribution rates to become effective prior to the end of the rate extension period, and the distribution rates applicable to each class of the Applicants' customers shall not be increased above the level in effect as of July 1, 2004. However, parties may seek a reduction in the Applicants' rates at any time during the rate extension period.

          B.   Standard Offer Service

     The rate reduction and cap provisions described in the foregoing Section A only apply to distribution rates, and not to Standard Offer Service ("SOS") rates charged in accordance with the restructuring settlements in Case Nos. 8795 and 8796. Also, the merger agreement does not affect or extend the dates specified therein for expiration of either Applicant's SOS obligation for any customer class. The provisions of the merger agreement pertaining to the impact of transmission rate changes approved by the Federal Energy Regulatory Commission ("FERC") apply during the rate extension period only if the Commission in a subsequent order requires the Applicant(s) to continue to provide SOS consistent with requirements of ss. 7-5019(c)(3); or there is a subsequent voluntary agreement entered into by either Applicant and approved by the Commission to extend the provision of SOS; or if an Applicant utility company otherwise offers generation supply services to its retail customers.

     Section 3 of the merger agreement provides: (1) If FERC-approved transmission rates increase or decrease by ten percent or less relative to current levels, the Applicant utility company shall adjust its retail transmission rates accordingly and make an offsetting decrease/increase in distribution rates, thereby maintaining the overall level of transmission and distribution rates in effect on July 1, 2004;
(2) If FERC-approved transmission rates increase or decrease by more than ten percent relative to current levels, the Applicant utility company shall adjust its retail transmission rates accordingly and adjust its distribution rates by an amount necessary to offset the first ten percentage points of the increase/decrease in transmission rates. Hence, the rate caps on overall transmission and distribution rates in effect on July 1, 2004 will increase or decrease only by the increment over and above the first ten percentage point increase or decrease in transmission rates; (3) In either case, "transmission rates" are inclusive of non-generation-related ancillary services charges, and "current levels" refers to retail rates and charges in effect for transmission as of the date of this Settlement. This provision applies separately to each of the Applicant's retail rate schedules.

     Otherwise, an Applicant utility company may not file for an increase in retail transmission rates (inclusive of non-generation related ancillary services charges) to become effective prior to the end of rate extension period; and transmission rates applicable to each class of the Applicants' customers shall not be increased above the level in effect as of July 1, 2004. However, any party may seek a reduction in Applicants' rates at any time during the rate extension period.

          C.   Merger Costs

     The Applicants will not seek recovery in retail rates of Maryland's share of: (1) merger transaction costs (estimated to be $46 million); (2) the merger acquisition premium paid by Pepco; (3) the costs of any "golden parachutes" for executive officers;

and (4) other merger transition costs incurred during the 2-year period following merger closing.

          D.   Capital Structure

     The Joint Applicants commit to achieve at least a 35 percent common equity ratio at the holding company level within 5 years after the merger closing and the Commission will be able to verify and monitor their progress and achievement.

          E.   Service Quality

               1.   Working Group

     The Joint Applicants agree to participate in a working group of interested parties to identify, evaluate and develop any appropriate service quality guarantee and reliability programs for Pepco and Delmarva. The working group will consider, inter alia, a program of penalties and rewards related to performance in the areas of: service reliability; possible upgrades to transmission and distribution facilities; the location of additional generating facilities on the Eastern Shore; energy infrastructure development funding; and the service quality and reliability guarantees described in the testimony accompanying the Joint Application that was initially filed with the Commission in this case. The Settlement requires the first working group meeting to be held within 30 days after the merger closing; and the Joint Applicants have agreed to submit progress reports to the Commission within three months and six months following the date of the first meeting.

               2.   Eastern Shore

     Delmarva agrees to consider and negotiate in good faith the terms under which it might grant easements and/or rights of way to facilitate the installation of a natural gas pipeline to serve the Eastern Shore. Delmarva makes no representation that easements or other interests in land that it holds for the transmission of electricity are suitable, practicable, or legally available for pipeline installation.

          F.   Decisions of Other Jurisdictions

     Upon the application of any signatory, the Commission may substitute as a whole a settlement approved in another jurisdiction if the Commission finds its terms are more favorable to customers, as a whole, than the terms of this merger agreement. Also, the Commission may reconsider its approval if the Commission, following an evidentiary hearing, determines that the terms or conditions imposed by a regulatory commission or agency of another jurisdiction would have a material and detrimental effect upon Applicants' Maryland customers./9

          G.   Regulatory Assets

     During the rate extension period, the Applicants agree to request and obtain the Commission's approval prior to establishing any new regulatory assets. For Pepco, this does not apply to changes to existing regulatory assets created prior to the merger closing.

          H.   Reports

     Pepco's quarterly financial reports and Delmarva's annual financial reports will include a chart or schedule showing their current capital structures.

------------------
9 The Commission notes that as of March 1, 2002, the Applicants' merger plan has been approved by the Federal Energy Regulatory Commission, the Pennsylvania Public Utility Commission and the Virginia State Corporation Commission. The Application remains open, pending approval, in Delaware, New Jersey and the District of Columbia.

          I.   Energy Efficiency Programs

     Within 30 days of the merger closing, the Applicants agree to contribute $1,000,000 to a fund for purposes of supporting the development of energy efficiency programs for residential customers in Maryland to be directed by the MEA. Funds may be used to support program development and/or pilot programs in Maryland, with the programs and allocations of the funding subject to the Commission approval.

          J.   Delmarva-Specific Provisions

     In consultation with the Commission Staff, Delmarva agrees to sponsor and support: (1) a program of its choice to educate customers, especially industrial and commercial customers, as to the options and opportunities that may be available to them through access to competitive generation and generation supply services; and/or (2) an information program for potential suppliers. Delmarva agrees to share with the Settling Parties its correspondence with the Commission Staff in this regard.

     Delmarva agrees to participate in a working group to examine issues relating to PJM's congestion pricing for electric deliveries on the Delmarva Peninsula. The working group will consider, inter alia, a program of penalties and rewards related to Applicant's performance in the area of congestion relief. The first meeting is to be held within 30 days following the merger closing; and progress reports are due to the Commission within three months and six months following the date of the first meeting.

          K.   Interests of Competition

     The Applicants agree to promote and support AES NewEnergy's efforts to obtain modification to regional standards regarding the local distribution company's EDI format. The Applicants will begin to build additional fields as soon as the new regional standard is adopted, and the Applicants will implement these changes within 3 months after successful testing.

     Further, the Applicants will employ their best efforts to develop and implement, within 9 months but not later than 12 months after the merger closing, a web-based mechanism to permit the transfer (without manual intervention on the part of the Applicants) of historic interval data for its Maryland retail customers that have demand meters that record such interval data. The Applicants will maintain this electronic service; and no fee will be charged to electricity suppliers, customers, or third parties for this service prior to the expiration of the rate extension period. The Applicants will make good-faith efforts to post accurate and complete data, but will make no warranty as to the accuracy or usefulness of data. Users of this service bear the risk of failure to verify the information with customers; and the user also must comply with the Commission's requirements as to the receipt of customer information.

     Moreover, the Applicants agree that if an electricity supplier is required to post a bond, the bond amount shall be equal to the greater of $25,000 or the sum of two months of (a) the projected customer payments to the supplier for the Applicant utility company's services, if the supplier provides consolidated billing and (b) supplier payments for supplier services provided by the Applicant utility company.

     Delmarva will eliminate the provision in its Peak Management ("PM") Rider that requires its PM customers to obtain generation from Delmarva, including customers who prior to July 1, 2000 entered into PM contracts for more than one year. The PM customer's contract with the alternative energy supplier must provide that if PJM or its successor changes the rules so that Delmarva's ALM benefits are reduced or eliminated because the customer has an alternative supplier, Delmarva may terminate the PM contract at its sole discretion on 30 days' notice. Such a termination shall have no effect upon other provisions of the contract between Delmarva and the PM customer. The merger agreement also establishes new minimum and maximum contract periods for Delmarva's PM Rider.

     The Applicants agree not to seek rate recovery of any costs incurred in performing the obligations summarized in this Section K before the end of the rate extension period.

          L.   New Service Fees

     Prior to the end of the rate extension period, the Applicants are precluded from filing for new service fees to the extent that: (1) such fees are for services that already are provided to customers or suppliers; and (2) the costs of such services already are reflected in current rates. If the Applicants file for new service fees, the Applicants shall provide copies of the filing to the Settling Parties, who reserve the right to protest or to take any position thereon.

     III. POSITIONS OF THE PARTIES

          A.   Proponents of the Settlement

     Several of the Settling Parties, including Pepco, Delmarva, MEA, IBEW, OPC and Staff, sponsored witnesses who testified in support of the Settlement. Pepco witness Andrew W. Williams, Senior Vice President and Chief Financial Officer, and Delmarva witness J. Mack Wathen, Director of Planning, Finance and Regulation testified that the principal benefits and safeguards for the Applicants' customers would include:/10

------------------
10 Testimony of Andrew W. Williams and J. Mack Wathen In Support of Agreement of Stipulation and Settlement at 2-3.

     o The Distribution rates of both companies would be capped for an additional 30 months, until 2006;

     o During the extended rate cap period, the Applicants' distribution rates are subject to reduction, but no increase, resulting from any rate case filing that the Applicants make in December 2003;

     o The Applicants will contribute $1,000,000 to support the development of residential energy efficiency programs in Maryland;

     o Working groups will be established to evaluate service quality guarantee and reliability programs for the Applicants' implementation, and to examine issues relating to transmission congestion on the Eastern Shore;

     o Delmarva agrees to support a program to educate its customers regarding their options in the competitive market for electric generation services, and also agrees to certain modifications of its tariffs and practices that are intended to promote the development of a competitive retail market for such services.

MEA witness Matthew I. Kahal, an independent consultant, and Geraldine A. Nicholson, Assistant Director of the MEA, also testified in support of the Settlement.

     Mr. Kahal testified that the Commission should view the Pepco/Delmarva merger in a favorable light. He testified that:

     o Fundamentally, a merger involves a change in management and control. The management of the acquiring company -- Pepco -- has a long and successful record of utility service in Maryland;

     o This merger [involves] a Maryland utility acquiring another Maryland utility. It therefore does not pose the "out of state" takeover problem which has arisen with other mergers. This helps ensure that the management of the combined entity will be highly responsive to this Commission;

     o This is a merger of two utilities operating in and subject to the same ISO and both have divested most of their generation assets. Therefore, it avoids the need to consider the troublesome issue of increased market power.11

     MEA witness Nicholson also testified that the $1,000,000 contribution for residential energy efficiency programs "is an important customer benefit."/12 According

------------------
11 Supplemental Direct Testimony of Matthew I. Kahal at 3.

to Ms. Nicholson, "the energy efficiency fund will benefit ratepayers through the development of programs which will decrease the amount of energy [consumed]. Additionally, energy efficiency programs [may] provide further benefits by lowering power plant emissions, including sulfur dioxide, nitrogen oxides and carbon dioxide."/13

     OPC witness Jonathan F. Wallach, Vice President of Resource Insight, Inc. testified that the Settlement provides a number of tangible benefits for ratepayers, including:

     o A ceiling on the rate cap set at Applicants' current distribution rates, inclusive of the rate reductions implemented pursuant to the restructuring settlement agreements, with a provision for reducing the capped level at the start of the Rate Extension Period;

     o In the event the Applicants continue to provide Standard Offer Service during the Rate Extension Period, a freeze on the combined distribution and transmission rates at current levels (or as reduced for distribution reductions) during the Rate Extension Period, except to the extent that FERC transmission rates increase (or decrease) by more than ten percent relative to current levels;

     o No recovery from ratepayers of any (1) merger transition costs; (2) merger acquisition premium; (3) "golden parachute" costs; or (4) other merger transition costs incurred within two years of the merger closing;

     o A commitment by Applicants to achieve a 35 percent common equity ratio at the holding-company level within five years of the merger closing;

     o A commitment by Applicants to participate in working groups to develop service quality and reliability programs and to address transmission-congestion issues on the Delmarva peninsula;

     o A contribution by Applicants of $1 million to fund cost-effective residential energy-efficiency programs./14

------------------
12 Direct Testimony of Geraldine A. Nicholson at 2.
13 Id. at 3.
14 Supplemental Testimony of Jonathan F. Wallach at 1-2.

     Staff witness Calvin L. Timmerman, Director of Rate Research and Economics, testified that "[the] Settlement protects Maryland customers from future ratemaking risks related to the Applicants' proposed merger and provides Maryland customers with explicit benefits."/15 According to Mr. Timmerman, the conditions imposed upon the Applicants under the Settlement "sufficiently reduce the possibility of an adverse material effect on the Applicants' franchises such that the proposed merger is consistent with the public convenience and necessity."/16 IBEW witness James L. Hunter also testified to the effect that there is significant downside risk if this transaction fails./17

          B.   Opponents of the Settlement

     In opposition to the Settlement, AOBA, WMATA and GSA sponsored the testimony of witness Bruce R. Oliver, President of Revilo Hill Associates, Inc. According to Mr. Oliver, "[t]he Non-Unanimous Settlement does not adequately protect the interests of Maryland ratepayers of the merging companies in general, nor the specific interests of Pepco commercial ratepayers."/18 Mr. Oliver insists that the merger Settlement is biased against Pepco's commercial users in MD, including master-metered apartment buildings./19

     AOBA, WMATA and GSA's principle opposition involves what they assert are the significant differences in the class rates of return (or "RORs") between commercial and residential customers in Pepco's service territory./20 The opponents state that they expected adjustments to be made within the context of the rate case to be filed before the

------------------
15 Testimony In Support Of Settlement Of Calvin L. Timmerman at 1-2.
16 Id.
17 See Initial Brief of IBEW-1900 In Support of Settlement at 4.
18 Reply Testimony of Bruce R. Oliver at 3.
19 Id.
20 Id. at 26-27.

end of the existing rate cap period under Pepco's restructuring settlement, which would have included a presentation of cost-based rates for customer classes. However, the merger Settlement proposes to take that opportunity away. Aside from the CTC and nuclear decommissioning exception pertaining to Delmarva's non-residential customers, the merger Settlement provides that distribution rates will not increase for any customer class beyond the level in effect on June 30, 2004; and any distribution rate reductions ordered by the Commission effective July 1, 2004 is to be shared equally between customer classes under merger Settlement. Further, the opponents note that Pepco's restructuring settlement flowed generation procurement credits ("GPC") through distribution rates. Since the distribution rate caps proposed in the merger Settlement are to be applied during the rate extension period regardless of whether Pepco still provides SOS service, the opponents argue that residential customers effectively are given a distribution rate reduction that is unrelated to costs and larger than that given to commercial class. The opposition calls the difference between the GPC savings of residential versus commercial customers the "excess residential benefit."

     The opponents assert that the Commission should continue its policy of balancing class RORs; and the merger Settlement should be amended to allow this policy to be advanced. To this end, the opponents propose the elimination of the language in the merger Settlement that any distribution rate decrease ordered by the Commission effective July 1, 2004 is to be shared equally between customer classes under Settlement. Instead, the opponents propose that its so-called "excess residential benefit" be deducted from any overall rate reduction resulting from Pepco's December 1, 2003 filing and attributed to Pepco's commercial customers. Any overall distribution rate reduction over and above this "excess residential benefit" would be allocated among customer classes in a manner that serves to reduce identified differences in class rates of return.

     Additionally, the opponents, through AOBA witness Oliver, asserted that the "Non-Unanimous Settlement:

     o    Fails to demonstrate that it is consistent with the public interest;
          and

     o Fails to protect the Commission's authority to review and adjust for ratemaking purposes service company (or other affiliate) allocations of costs that are made to either Pepco utility operations or Delmarva utility operations that are otherwise subject to the Commission's jurisdiction.21

Among other criticisms, Mr. Oliver stated that:

     o The purported "Most Favored Nations Clause" incorporated in Section 8 of the . . . Settlement is poorly drafted and, as a result, provides no effective protection of the interests of Maryland ratepayers;

     o The proponents . . . have failed to demonstrate that the provisions of [the Settlement] adequately insulate ratepayers from financial risks associated with the substantial acquisition premium, transaction costs, transition costs, and executive severance costs that the Applicants claim will be absorbed within the New RC, Inc.;

     o The proponents . . . have failed to demonstrate the reasonableness and appropriateness of the length of the proposed 30-month rate cap extension period; and

     o The proponents . . . have failed to demonstrate the reasonableness and appropriateness of the language of Section 5 . . . that bars the Applicants from seeking recovery in rates of merger transition costs to "costs incurred during the two-year period following merger closing."22

     IV.  DISCUSSION

     The basic criteria for Commission decision making in this case is that the Commission make a determination under Section 5-202 concerning whether there is a material affect on either utility's franchise and whether such material affect is sufficient to

------------------
21 Id. at 4.
22 Id. at 5-6.

prevent the merger from occurring. The record in this proceeding provides clear and satisfactory evidence to support the conclusion that the merger Settlement has no material adverse effects upon the respective franchises will result from the merger. In addition, the Commission finds that benefits accrue to both franchise utilities and to their customers and to the public. Thus, the Commission finds that the merger plan, as provided for by the Settlement Agreement, is consistent with the public convenience and necessity and is in the public interest.

          A.   Distribution Rates/Class Rates of Return

     The Commission is satisfied that the terms of the Settlement will provide customers with benefits relative to their distribution rates after the end of the current rate cap periods. First, as described in the Joint Application, the proposed merger itself presents possible economies of scale for the combined operations of these utilities under effective and efficient management by Pepco. In addition, the Settlement Agreement gives customers the benefit of any rate reductions that may be warranted effective July 1, 2004 based upon information as to the utilities' operating results that will be provided to the Commission on December 1, 2003, without incurring the risk of distribution rate increases based upon the same filings. Moreover, since merger-related costs will be excluded from the December 2003 filings while merger-related savings will be included, customers will obtain the benefit of merger-related savings without being exposed to merger-related costs.

     While the opponents suggest that the Settlement alters the motion toward eliminating differences between the class rates of return, the Commission disagrees with their assertion. The Commission finds that the record clearly demonstrates that Pepco's commercial customers will receive sufficient additional benefits from the merger Settlement, and that any further adjustments are unnecessary. The matter of rate design rests in the sound discretion of the Commission; and there is no requirement that class rates of return be equal./23 As the Court in BOMA recognized, the Commission has not adopted the cost of service approach as the sole basis for designing rates for the different customer classes, but has "at least since 1982, made conscious efforts to narrow the relative differentials among the class rates by examining the relationship between the rate of return for each customer class and the system-wide or average rate of return and, in allocating periodic rate increases and decreases, attempting to move each class rate of return closer to the system-wide rate of return."/24 However, as the Court also recognized in BOMA, supra at 762:

            The only statutory imperative is to construct and approve just and reasonable rates, and, as ss. 69(a) of article 78 makes clear, those are rates which, among other things, "fully consider and are consistent with the public good." That allows the Commission to consider and use factors other than pure cost of service. It does not require uniformity and does not require any specific formula or band of reasonableness.[25]

     Just as the Commission is not bound by cost-of-service studies in apportioning rate increases or decreases among customer classes, the Commission is not required to reject the merger settlement because it does not move class rates of return closer to the system average. This is especially true since the regulatory landscape has been dramatically changed since the Commission adopted the policy upon which the

------------------
23 See Building Owners and Managers Association of Metropolitan Baltimore, Inc.
v. Public Service Commission of Maryland, 93 Md. App. 741, 758-764 (1992), cert. denied, 329 Md. 479 (1993) (referred to herein as the "BOMA case").
24 Id. at 755.
25 The statutory language quoted by the Court of Special Appeals now appears in ss. 4-101 of the Public Utilities Article.

opponents rely. The Maryland General Assembly reasonably recognized that residential customers may need additional protection when it mandated residential (but not commercial) rate reductions in connection with restructuring./26 Similarly, the Commission is satisfied that the merger settlement's allocation of any rate reduction equally among customer classes (in lieu of using the reduction to narrow the differences between class rates of return) is not unreasonable, particularly since the Maryland General Assembly has not enacted any legislation that requires rates to be based solely upon cost-of-service, or mandates uniformity in class rates of returns.

     Further, the Commission also notes that Pepco's current distribution rates were established by means of a rate settlement in Case No. 8791./27 In fact, AOBA, GSA, and WMATA all were parties to the rate settlement, which was approved by a Proposed Order of Hearing Examiner that became a final Order of the Commission by operation of law. Hence, the opponents were recently satisfied that the very rates at issue were just and reasonable and these rates can only decrease under the merger settlement. As such, commercial classes clearly obtain a benefit under the distribution rate provisions of the merger settlement.

          B.   Service Quality/Reliability

     The Commission finds that service quality standards are in the public interest, and that the working groups that will convene pursuant to the Settlement Agreement will help to ascertain the standards and the appropriate penalties that may be utilized in the future

------------------
26 The Commission notes that notwithstanding the fact that there was no provision for a rate reduction in the Pepco original settlement, AOBA supported that document. The Commission approved a later revised Pepco Restructuring Settlement which included a rate reduction for commercial customers, despite there being no legislative mandate for such a reduction. That reduction continues in place in the merger Settlement.
27 Re Potomac Electric Power Company, 89 MD PSC 250 (1998).

to promote enhanced reliability. Further, the Commission perceives that enhanced reliability achieved in one area of Maryland (such as the Delmarva peninsula) can, and does, result in benefits that are not confined to the service territory of the particular utility that is serving that area, but rather flow through to the entire State.

     The opposition proposes that this requirement be eliminated for Pepco. In the alternative, the opposition proposes that separate working groups should be established for Pepco and Delmarva, with a mechanism for utilities to fund participation of representatives of commercial customer groups that have a history of active participation in rate proceedings for either Delmarva or Pepco.

     As stated, the Commission finds that service quality standards are in the public interest and that the working groups, contemplated by the Settlement, will facilitate the development of appropriate standards and penalties. The Commission expects that the merger will enhance the achievement of greater reliability measures within the Delmarva service area, particularly on the Delmarva Peninsula.28 Further, enhanced reliability in one area of Maryland has direct and real benefits to other Maryland areas linked via the PJM Interconnection. The working groups that will convene pursuant to the Settlement Agreement will help identify the standards and the penalties that may be utilized in the future to promote enhanced reliability. Such tools as teleconferences and electronic mail can and should be used as appropriate to limit the time and expense involved in participating in these working groups.

------------------
28 The Commission notes that the provision of the Settlement relating to the establishment of a working group to address congestion pricing for electric deliveries to the Delmarva peninsula should help ensure that wholesale generation costs (and thus overall retail electric rates) will be reasonable when the current caps on total rates for SOS customers expire.

          C.   Cost Allocation Between Service Company and Affiliates

     At the hearing, Applicants testified that:

     The Companies, consistent with their representations before the Federal Energy Regulatory Commission on this point, will not claim preemption by the SEC with respect to such issues for Maryland electric retail rate purposes. In other words, while SEC rules will control how the Companies' financial books and records are kept, the Companies will not oppose any adjustments that would be made necessary to reflect Maryland allocation methodologies in future rate cases./29

     The Commission is satisfied that the Applicants' representations regarding costs allocations comport with Commission policy and is in the best interests of Maryland ratepayers. This testimony will be considered by this Commission as though attached to the Settlement agreement itself.

          D.   Capital Structure

     One of the reasons the Commission finds that the proposed merger is consistent with the public interest is because the holding company will be controlled by Pepco and its management which has proven to be efficient, effective, and responsive to the Commission, instead of an unknown entity operating out-of-state. The Commission also finds that the provision in the Settlement Agreement, in which the Applicants commit to achieve at least a 35 percent common equity ratio at the holding company level within 5 years of merger closing, provides substantial additional protection from risks for Maryland ratepayers and so advances the public interest.

     The Commission supports the 35 percent floor for the new holding company. In this regard, Staff Witness Timmerman testified that a 40 percent target for the holding company may turn out to be unreasonably high. Moreover, the Commission will be

------------------
29 Applicants' Reply Brief at 3, citing Tr. 1149.

regularly monitoring the capital structures of both the Applicant utility companies and the new holding company, as agreed to in the merger Settlement, to ensure that the good faith and credit of the utilities is not being leveraged to the detriment of ratepayers and that the utilities' financial health is not harmed.

     The Applicants should by now be mindful of the Commission's concerns regarding the relationship(s) between an unregulated holding company and its regulated utilities. The Commission's interest is to ensure that there is no detriment to the regulated utility resulting from the transactions of its parent or its unregulated affiliates. Further, the Commission expects that the holding company will ensure that Pepco and Delmarva continue to have access to the capital markets at reasonable rates.

          E.   Merger Costs

     The Commission finds that the provision of the Settlement Agreement that generally precludes the recovery in Maryland retail rates of transaction and transition costs related to the merger is consistent with the public interest. In our opinion, the Settlement Agreement provides adequate assurance that customers will not bear merger-related costs in retail rates.

     The merger Settlement clearly obligates the Joint Applicants not to include in customer rates: merger transaction costs; golden parachute payments to the Applicants' executives; the acquisition premium; or merger transaction costs incurred in the first two years after merger closing./30 Further, MEA witness Kahal testified that experience indicates that most transaction cost, of the type represented in this case, are incurred

------------------
30 Agreement of Stipulation and Settlement, Section 5 at 5.

"within the first two years or so post-merger."/31 Therefore, such costs should all be eliminated well before they could possibly appear in customer rates.

     Further, it also should be noted that the so-called acquisition premium is a transfer of wealth between shareholders that has nothing to do with the cost of providing utility service. Outlays of cash will only be needed to finance the acquisition premium to the extent that stock exchanges are not acceptable to individual shareholder(s). The record in Case No. 8796 shows that Pepco obtained substantial revenue from the auction of its generating assets; and some of that money theoretically could be invested by Pepco to purchase holding company stock of those individuals or entities who haven chosen to take the cash. This would reduce the amount of debt on the holding company's books. In any case, as previously stated, the Commission will be carefully monitoring the Applicant utilities' financial health as well as the capital structure of the holding company. For the above stated reasons, the Commission is not persuaded by the opposition's concerns relative to merger costs.

          F.   Energy Efficiency Programs

     The Commission supports the provision of the Settlement Agreement that requires the Applicants to donate $1,000,000 to a fund administered by the Maryland Energy Administration to be used for energy efficiency programs for residential customers. The opposition proposes that the Applicants' $1,000,000 donation to the MEA's fund should be used for energy efficiency programs for both residential and commercial customers instead of just residential customers as provided in merger Settlement.

     According to MEA Witness Kahal, the exclusion of commercial customers from energy efficiency programs to be administered by MEA was intended to be a concession

------------------
31 Supplemental Direct Testimony of Matthew I. Kahal at 4.

to commercial customers. He also noted that the opponents did not assert that such programs should be established for commercial customers in response to either the Joint Application or MEA's testimony regarding the Joint Application (which, inter alia, proposed the funding of such programs for residential customers.)

     Regardless of whether commercial customers as a whole would support energy efficiency programs administered by MEA (as opposed to, e.g., the Small Business Administration), the Commission notes that the testimony presented by MEA also indicates that while the $1,000,000 donation will be helpful in establishing energy efficiency programs for residential customers, this donation would be spread too thinly if commercial customers now are included as the opponents suggest. Moreover, the Commission agrees with the testimony presented in this case that commercial customers generally should benefit from reductions in residential energy use resulting from these programs and so will the environment. Although the Energy Efficiency Program benefits expected under the Settlement are designed to benefit customers Statewide, the Commission shall reserve the right to ensure what benefits flow specifically to the Pepco and Delmarva service territories.

          G.   Rate Extension Period

     The Commission also is satisfied that extending the current distribution rate caps for an additional 30 months (with the possibility of reducing cap levels at the beginning of the rate extension period), as provided for in the Settlement, advances the public interest. The 30-month extension provides additional rate stability as the transition to a competitive market continues to unfold in the Pepco and Delmarva territories, where the Applicant utilities' respective Restructuring Settlements already encourage the development of retail competition by requiring them to divest all or a substantial portion of their generating assets. The significance of this 30-month extension, as a means of providing more protection to ratepayers during this transition, is further enhanced by provisions in the Settlement Agreement which are designed to stimulate and facilitate retail competition; i.e., the Settlement Agreement's requirements relating to the 867HU transaction process, the transfer of historic interval data, the bonds posted by energy suppliers, and the removal of the language in Delmarva's Peak Management rider that currently restricts participation to customers obtaining generation from Delmarva. The Applicants also agreed not to seek rate recovery of costs incurred to comply with these provisions during the rate extension period./32

     The Commission disagrees with AOBA, WMATA and GSA on this issue, and finds specifically that the rate cap extension is particularly in the public interest. As Staff noted, for the parties proposing an extension of the Applicants' rate caps, the range in duration was from one to three years./33 The 2.5 year rate cap extension for Conectiv's residential customers and Pepco's customers is a reasonable compromise among the competing interests represented by the parties involved and is clearly within the range originally espoused by the opponents.

------------------
32 The Commission notes that GSA maintained in its brief that as part of the Settlement, the Applicant utilities also should be required to continue to provide standard offer service for an additional period of time. However, GSA presented no testimony supporting its premise on brief that such a requirement would be desirable, is in the public interest, or considers possible deleterious impacts upon retail competition of requiring the incumbent utility to continue to provide SOS service, as well as pro-competitive provisions contained in the Merger Settlement (outlined above) and in the Applicant utilities' Restructuring Settlements (e.g., the Applicant utilities have divested either all or a significant portion of their generating assets under their respective Restructuring Settlements). Moreover, the Commission currently is examining the matter of SOS in Case No. 8908. 33 Staff's Initial Brief at 10.

          H.   Transmission Costs

     As noted, the Settlement also provides that, if the Applicant utilities continue to provide SOS service during the rate extension period, distribution rates will be adjusted down (or up) to fully offset the first ten percent of any FERC-approved transmission rate increase (or decrease). The Commission finds that this provision of the Settlement advances the public interest by promoting rate stability, and by providing all customers with some insulation from FERC-approved transmission rate increases.

     The Commission supports the Settlement provision since clearly the ten percent offset of transmission expense increases as provided in the merger settlement provides real benefits to all customers. Indeed, as Staff Witness Timmerman noted, this provision in fact benefits commercial customers much more than residential customers. This is true because transmission constitutes a much larger component of Pepco's transmission and distribution charges for commercial customers as compared to residential customers. Moreover, the Commission rejects the opponents' criticism that transmission expenses will be passed through to ratepayers even if they are offset by changes in other items of expense or revenue. The merger settlement clearly provides that parties may seek a rate reduction at any time during the rate extension period based upon changes in the Applicant utility companies' operating expenses or revenues. Hence, changes in the Applicant utility operating results that offset transmission increases over ten percent of current levels can be brought to the Commission's attention. Most importantly, the Settlement will not have any adverse impact on the transmission upgrades planned on the Delmarva Peninsula.

          I.   Reports

     The Settlement currently provides that Pepco's quarterly financial reports and Delmarva's annual financial reports will include a chart or schedule showing their current capital structures. Since the holding company's quarterly and annual reports will be filed with the SEC as a matter of public record, the additional reporting requested by the opposing parties is not be necessary. Should such SEC reports cease to exist, with the possible elimination of PUHCA, this Commission expects to continue to receive such documents regarding the holding company since the merger Settlement provides for such documents being filed with this Commission.

     As a State commission having jurisdiction over the retail electric rates of Pepco and Delmarva, and having statutory authority to supervise and regulate electric utilities and all matters relating to the performance of their public duties and their charges therefore, and to correct any abuses of such utilities, Pepco and Delmarva will, in a timely fashion, fully and adequately respond to all inquires made by the Commission pursuant to the Commission's exercise of its duties regarding each utility, including providing data from other states. Each utility shall timely respond to the Commission's inquiries regarding transfers or transactions that this Commission finds may materially affect Pepco or Delmarva, whether such transfers or transactions occur within Maryland or within other states.

     IV.  CONCLUSION

     The Commission concludes that the merger of Pepco and Delmarva will produce a larger utility with greater resources. The strengths of each utility, Pepco and Delmarva, will now be available to directly benefit the other and to focus expert attention on needs, such as transmission, that need to be addressed. Further, the Commission finds the 30-month rate cap extension, the $1 million contribution to energy efficiency programs, the development of service quality standards, the mutual exchange of resources, the potential for enhanced reliability on the Delmarva Peninsula, and the benefit of acquisition by a known corporate entity are benefits that would not exist absent the merger.

     WHEREFORE, based upon the entire record before the Commission in this matter, the Commission finds that the merger between the Potomac Electric Power Company and Delmarva Power & Light Company, d/b/a Conectiv, pursuant to the Settlement among the Settling Parties in this case, will not adversely affect the franchise of either Pepco or Delmarva, is consistent with the public convenience and necessity and is in the public interest.

     IT IS, THEREFORE, this 11th day of April in the year Two Thousand Two, by the Public Service Commission of Maryland,

     ORDERED: (1) That, the merger of Potomac Electric Power Company and Delmarva Power & Light Company d/b/a Conectiv is hereby approved consistent with provisions of the Agreement of Stipulation and Settlement filed with the Commission on November 30, 2001 and as set forth in this Order;

     (2) That, for purposes of the operations of the Pepco and Delmarva in Maryland, the Agreement and Stipulation of Settlement shall be treated as if incorporated fully in the merger agreement of the Joint Applicants;

     (3) That, Pepco and Delmarva will, in a timely fashion, fully and adequately respond to all inquires made by the Commission pursuant to the Commission's exercise of its duties regarding each utility, including providing data from other states, and that each utility shall timely respond to the Commission's inquiries regarding transfers or transactions that this Commission believes may materially affect Pepco or Delmarva, whether such transfers or transactions occur within Maryland or within other states; and

     (4) That, the Commission reserves the right to issue such orders as may be necessary to implement the merger Settlement, including the approval of tariffs and other transmittals.

                                             /s/  Catherine I. Riley
                                        ---------------------------------

                                             /s/  Claude M. Ligon
                                        ---------------------------------

                                             /s/  J. Joseph Curran, III
                                        ---------------------------------

                                             /s/  Gail C. McDonald
                                        ---------------------------------

                                             /s/  Ronald A. Guns
                                        ---------------------------------
                                                 Commissioners